Tembec Inc. C.P. 5000 Témiscaming (Québec) Canada J0Z 3R0

PRESS RELEASE

Source:	Tembec Inc.

Contacts:	Michel J. Dumas	Pierre Brien
	Executive Vice President,	Vice President,
	Finance & CFO	Communications & Public Affairs
	Tel: (819) 627-4268	Tel: (819) 627-4387
	E-mail: michel.dumas@tembec.com	E-mail: pierre.brien@tembec.com

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS SECOND QUARTER
ENDED MARCH 25, 2006

Montreal, Quebec, April 25, 2006: Consolidated sales for the second quarter ended March 25, 2006 were $818.0 million, down from $880.2 million in the comparable period last year. The Company generated a net loss of $168.2 million or $1.96 per share compared to a net loss of $26.2 million or $0.31 per share in the corresponding quarter ended March 26, 2005, and a net loss of $74.9 million or $0.88 per share in the previous quarter. Earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses (EBITDA) was $4.9 million as compared to EBITDA of $6.7 million a year ago and negative EBITDA of $33.0 million in the prior quarter.

The March 2006 quarterly financial results include an after-tax loss of $111.3 million or $1.30 per share relating to impairment of long-lived assets at the Smooth Rock Falls, Ontario pulpmill. After adjusting for this item and certain specific items, the Company would have generated a net loss of $109.5 million or $1.28 per share. This compares to a net loss of $66.7 million or $0.78 per share in the corresponding quarter ended March 26, 2005 and a net loss of $94.5 million or $1.11 per share in the previous quarter. The impact of specific items on the Company’s financial results is discussed further in the Management Discussion and Analysis (MD&A) of its financial results.

Business Segment Results

The Forest Products segment generated EBITDA of $13.7 million on sales of $287.9 million. This compares to EBITDA of $10.2 million on sales of $275.4 million in the prior quarter. The sales increase of $12.5 million was caused by higher volumes and selling prices for SPF lumber as well as higher volumes of third party log sales. The latter increase is seasonal in nature as the March quarter represents a peak activity period for timber deliveries. US $ reference prices for random lumber increased by approximately US $17 per mfbm while stud lumber increased by US $13 per mfbm. Currency was unfavourable as the Canadian $ averaged US $0.867, up 2% from US $0.852 in the prior quarter. The net effect was an increase in EBITDA of $2.1 million or $6 per mfbm. SPF lumber margins were favourably impacted by lower timber costs, primarily in the province of Ontario where recent government initiatives have assisted all lumber producers. This benefit was offset by higher lumber export duties and the seasonably lower profitability of the engineered wood business. During the quarter, countervailing and antidumping duties totalled $10.7 million, compared to $6.4 million in the prior quarter. The charge for the prior quarter included a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. Since May 2002, the Company has incurred $327.4 million of duties, which remain subject to the resolution of the softwood lumber dispute.

The Pulp segment generated EBITDA of $1.8 million on sales of $355.7 million for the quarter ended March 2006 compared to negative EBITDA of $31.8 million on sales of $313.4 million in the December 2005 quarter. The $42.3 million increase in sales was driven by higher shipments in both paper and specialty pulps. While US $ reference prices increased over the prior quarter, currency offset the improvement as the Canadian $ increased 2% versus the US $. The net price effect was a decrease of $2 per tonne, reducing EBITDA by $1.2 million. EBITDA was favourably impacted by lower manufacturing costs, primarily driven by lower energy costs and reduced production curtailments. Total downtime in the March quarter was 15,500 tonnes, compared to 45,600 tonnes in the prior quarter.

The Paper segment generated negative EBITDA of $11.7 million on sales of $202.3 million. This compares to negative EBITDA of $12.4 million on sales of $216.3 million in the prior quarter. Sales decreased by $14.0 million primarily as a result of lower shipments. The decline in specialty paper shipments relates to the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices for newsprint and coated bleached board improved by US $17 per tonne and US $20 per short ton respectively while coated papers experienced a small decline of US $5 per short ton. However, the stronger Canadian $ more than negated the improvement in prices. The net price effect was a decrease of $5 per tonne, reducing EBITDA by $1.2 million. Manufacturing costs were positively impacted by lower energy costs, which decreased by $7.2 million over the prior quarter, offsetting the additional costs associated with the annual maintenance shutdown at the St. Francisville papermill. Total downtime in the March quarter was 12,400 tonnes, up from 3,500 tonnes in the prior quarter.

Other items

The Company also announced today that its 200,000 tonnes per year Northern Bleached Softwood Kraft (NBSK) pulpmill in Smooth Rock Falls, Ontario will be indefinitely idled effective July 31, 2006. The closure will affect approximately 230 employees.

The Company had previously set an objective of generating between $100 and $150 million of funds from non-operating initiatives in fiscal 2006. Following a further review of the ongoing initiatives, the Company has increased the targeted range to $150-$200 million. These amounts include the sale of the OSB business that was successfully completed in late February for $98 million.

Outlook

The improved operating results were driven by lower energy costs and reduced production curtailments in our pulp business. Going forward, we do not anticipate any significant currency relief as the Canadian $ continues to trade in the US $0.85 -0.88 range. The pulp market continues to improve, with a price increase implemented in April. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s aggressive cost reduction program. The recent mill closures as well as the restructuring of our coated paper operations in St. Francisville, Louisiana are expected to improve the Company’s future profitability. The Company continues to work for a timely resolution of the lumber dispute with the United States and a refund of monies deposited.

Liquidity at the end of March 2006 was $59.2 million. The relatively low level was anticipated given seasonal inventory increases and required interest payments. The Company continues with its efforts to generate additional funds through several initiatives and will disclose events as they unfold.

Tembec is a leading integrated forest products company, with extensive operations in North America and France. With sales of approximately $3.8 billion and some 10,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces silvichemicals from by-products of its pulping process and specialty chemicals. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care. Tembec’s common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information is available at www.tembec.com

The above commentary contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in the Company’s annual report.